

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2021

Steve Metzger
General Counsel and Secretary
Carriage Services, Inc.
3040 Post Oak Boulevard, Suite 300
Houston, Texas 77056

> **Re: Carriage Services, Inc.**
> **Form 10-K filed March 2, 2021**
> **Form 8-K filed July 30, 2021**
> **File No. 001-11961**

Dear Mr. Metzger:

We have reviewed your October 5, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 22, 2021 letter.

Correspondence filed October 5, 2021

General

1. We note your response that you will revise disclosures related to our comments on Non-GAAP disclosures in future filings. Please provide us an example of how you plan to revise future filings to address all three comments.

You may contact Nasreen Mohammed at 202-551-3773 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Trade & Services